Prospectus Supplement No. 9 To Prospectus dated May 26, 2021	Filed Pursuant to Rule 424(b)(3) Registration No. 333-252241

Clever Leaves Holdings Inc.

Primary Offering of

17,900,000 Common Shares Issuable Upon Exercise of Warrants

1,217,826 Common Shares Issuable Upon Conversion of Non-Voting Common Shares

125,370 Common Shares Issuable Upon Exercise of Options

Secondary Offering of

5,494,789 Common Shares
4,900,000 Warrants to Purchase Common Shares
4,900,000 Common Shares Issuable upon Exercise of Warrants

This Prospectus Supplement No. 9 supplements the Prospectus dated May 26, 2021 (the “Prospectus”) of Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form S-1 (File No. 333-252241). This Prospectus Supplement No. 9 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 17, 2022. This Prospectus Supplement No. 9 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 17, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 16, 2022

Clever Leaves Holdings Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-39820	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6501 Congress Ave, Suite 240 Boca Raton, Florida	33487
(Address of principal executive offices)	(Zip Code)

(212) 277- 4000
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares without par value	CLVR	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one common share at an exercise price of $11.50	CLVRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 16, 2022, the board of directors (the “Board”) of Clever Leaves Holdings Inc. (the “Company”) appointed William Muecke as a new director and member of the Compensation Committee and the Nominating and Governance Committee of the Board, effective March 25, 2022. Mr. Muecke was appointed to fill the vacancy resulting from the departure of Kyle Detwiler, the Company’s current Chief Executive Officer and Chairman of the Board, effective as of March 24, 2022, as disclosed on the Company’s Form 8-K filed with the Securities Exchange Commission (the “SEC”) on February 9, 2022.

There are no family relationships between Mr. Muecke and any director, executive officer, or any person nominated or chosen by the Company to become its director or executive officer.

Except as disclosed in this Current Report, there are currently no arrangements or understandings between Mr. Muecke and any other person pursuant to which Mr. Muecke was elected to serve as a member of the Board. The Company is not aware of any transaction involving Mr. Muecke requiring disclosure under Item 404(a) of Regulation S-K. In connection with his appointment to the Board, Mr. Muecke will be eligible to participate in the Company’s standard compensation program for non-employee directors (the “Non-Employee Director Compensation Policy”), as described in the Company’s proxy statement filed with the SEC on April 30, 2021. In connection with his appointment to the Board, Mr. Muecke will be granted an award of 1,701 restricted share units, effective as of Mr. Muecke’s start date, which shall be subject to the terms and conditions of the Non-Employee Director Compensation Policy and the Company’s 2020 Incentive Award Plan applicable to Initial Awards (as defined in the Non-Employee Director Compensation Policy). Mr. Muecke will also enter into an indemnification agreement with the Company, in substantially the same form as the Company has entered into with each of the Company’s existing directors and as previously filed with the SEC.

Item 7.01. Regulation FD Disclosure.

On March 17, 2022, the Company issued a press release announcing the appointment of Mr. Muecke to the Board. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished pursuant to this Item 7.01 and Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release issued by the Company, dated March 17, 2022
104	Cover Page Interactive Data File

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Clever Leaves Holdings Inc.

By:	/s/ David M. Kastin
	Name:	David M. Kastin
	Title:	General Counsel and Corporate Secretary

Date: March 17, 2022

Exhibit 99.1

Clever Leaves Appoints William Muecke to Board of Directors

BOCA RATON, FL, March 17, 2022 – Clever Leaves Holdings Inc. (NASDAQ: CLVR, CLVRW) (“Clever Leaves” or the “Company”), a leading multinational operator and licensed producer of pharmaceutical-grade cannabinoids, announced that it has appointed William Muecke to its board of directors, effective March 25, 2022, to fill the vacancy resulting from the previously announced departure of Kyle Detwiler, the Company’s current chairman and CEO, effective March 24, 2022. Muecke was also appointed to the board’s nominating and governance committee, as well as its compensation committee.

Muecke is a co-founder and managing member of Artemis Growth Partners, an impact-focused ESG cannabis investment fund with $350+ million of assets under management, where he has led since 2017. Prior to founding Artemis Growth Partners, Muecke was a co-founder and managing partner of CoreCo Private Equity, which was named as a “Best for the World” impact investment fund by Global Impact Investment Rating System’s B Analytics in 2017. He previously held senior leadership positions at Donaldson, Lufkin & Jenrette and at Goldman, Sachs & Co., where he served as global co-head of the mobile data sector in the communications, media, and entertainment group, and as managing director and global co-head of the healthcare services sector in the healthcare investment banking group.

With nearly 30 years of experience in global finance, he brings extensive expertise in banking advisory, restructuring, debt and equity funding, and merger negotiations across a wide variety of U.S. and international industries, with specific expertise in global cannabis markets and investing. Muecke received his Bachelor of Arts degree in English with a minor in Honors Chemistry from Cornell University, and he is a graduate of the FALCon Program in Japanese at Cornell’s Graduate School.

“As a corporate finance, cannabis, and healthcare veteran, Will is a welcome addition to our board as we prepare to enter our next phase of growth,” said Andres Fajardo, who will succeed Detwiler as CEO of Clever Leaves effective March 24, 2022. “His deep experience supporting companies across the value chain within the global cannabis sector—with consideration to emerging ESG trends—aligns with our refined strategic focus for 2022 and beyond. We look forward to leveraging his comprehensive industry expertise and network of executive connections in the finance community as we propel Clever Leaves towards its long-term potential.”

Commenting on his appointment, Muecke said: “With Clever Leaves’ ability to leverage its cost-efficient business model into significant commercial execution, I believe it’s very well-positioned in the global pharmaceutical cannabinoid market. With my experience in the European and Latin American markets, I am committed to enhancing our cost advantages even further as we deepen our foothold within these key regions. I look forward to supporting the board and management team as we work to create shareholder value and strengthen the Company’s position within the international cannabis industry.”

About Clever Leaves Holdings Inc.

Clever Leaves is a leading multinational operator and licensed producer of pharmaceutical-grade cannabinoids. Its operations in Colombia and Portugal produce cannabinoid active pharmaceutical ingredients (API) and finished products in flower and extract form to a growing base of B2B customers around the globe. Clever Leaves aims to disrupt the traditional cannabis production industry by leveraging environmentally sustainable, ESG-friendly, industrial-scale and low-cost production methods, with the world’s most stringent pharmaceutical quality certifications. For more information, please visit https://cleverleaves.com/en/home/ and follow Clever Leaves on Twitter (@clever_leaves) and LinkedIn (https://www.linkedin.com/company/clever-leaves).

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “aim,” “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evolve,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “opportunity,” “outlook,” “pipeline,” “plan,” “predict,” “potential,” “projected,” “seek,” “seem,” “should,” “will,” “would” and similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements as well as our outlook for 2022 are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Important factors that may affect actual results or the achievability of the Company’s expectations include, but are not limited to: (i) expectations with respect to future operating and financial performance and growth, including if or when Clever Leaves will become profitable; (ii) Clever Leaves’ ability to execute its business plans and strategy (including its goals in its six key markets) and to receive regulatory approvals; (iii) Clever Leaves’ ability to capitalize on expected market opportunities, including the timing and extent to which cannabis is legalized in various jurisdictions; (iv) global economic and business conditions, including recent economic sanctions against Russia and their effects on the global economy; (v) geopolitical events (including the ongoing military conflict between Russia and Ukraine), natural disasters, acts of God and pandemics, including the economic and operational disruptions and other effects of COVID-19 such as the global supply chain crisis, travel restrictions, delays or disruptions to physical shipments (including outright bans on imported products), delays in issuing licenses and permits, delays in hiring necessary personnel to carry out sales, cultivation and other tasks, and financial pressures upon Clever Leaves and its customers; (vi) regulatory developments in key markets for the company's products, including international regulatory agency coordination and increased quality standards imposed by certain health regulatory agencies, and failure to otherwise comply with laws and regulations; (vii) uncertainty with respect to the requirements applicable to certain cannabis products as well as the permissibility of sample shipments, and other risks and uncertainties; (viii) consumer, legislative, and regulatory sentiment or perception regarding Clever Leaves’ products; (ix) lack of regulatory approval and market acceptance of Clever Leaves’ new products, which may impede our ability to successfully commercialize our CBD brand in the United States; (x) the extent to which Clever Leaves’ is able to monetize its existing THC market quota within Colombia; (xi) product liability claims exposure; (xii) lack of a history and experience operating a business on a large scale and across multiple jurisdictions; (xiii) changes in currency exchange rates and interest rates; (xiv) weather and agricultural conditions and their impact on the Company’s cultivation and construction plans; (xv) Clever Leaves’ ability to hire and retain skilled personnel in the jurisdictions where it operates; (xvi) Clever Leaves’ rapid growth, including growth in personnel; (xvii) Clever Leaves’ ability to remediate a material weakness in its internal control cover financial reporting and to develop and maintain effective internal and disclosure controls; (xviii) potential litigation; (xix) access to additional financing; and (xx) completion of our construction initiatives on time and on budget. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Clever Leaves’ most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning Clever Leaves and attributable to Clever Leaves or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Clever Leaves expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Clever Leaves Investor Inquiries:
Cody Slach and Jackie Keshner
Gateway Group, Inc.
+1-949-574-3860
CLVR@gatewayir.com

Clever Leaves Press Contacts:
Rich DiGregorio
KCSA Strategic Communications
+1-856-889-7351
cleverleaves@kcsa.com

Diana Sigüenza
Strategic Communications Director
+57-310-236-8830
diana.siguenza@cleverleaves.com

Clever Leaves Commercial Inquiries:
Andrew Miller
Vice President Sales - EMEA, North America, and Asia-Pacific
+1-416-817-1336
andrew.miller@cleverleaves.com